Exhibit 99.1

Correvio Provides Update On At The Market Offering

NASDAQ: CORV   TSX: CORV

VANCOUVER, Jan. 17, 2019 /CNW/ - Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today announced the completion of sales of all common shares qualified under its ATM Prospectus Supplement (defined below). The Company's at-the-market sales issuance agreement, dated July 10, 2018, between the Company and B.Riley FBR, Inc., as agent, continues in force. However, the Company has no present intention to file a new prospectus supplement to qualify the sale of additional common shares pursuant to the sales agreement.

The common shares were sold by way of a prospectus supplement (the "ATM Prospectus Supplement") to the Company's Canadian final base shelf prospectus and U.S. final base shelf prospectus, filed under a registration statement on Form F-10, each dated July 5, 2018 (together, the "Base Shelf Prospectuses"). The approximately 4.3 million common shares were sold at an average price of US$2.71 per share, resulting in net proceeds to the Company of approximately US$11.5 million. Based on its current operating plan, the Company expects that the net proceeds, combined with its existing cash, provides it with sufficient capital to operate its business through the submission and U.S. Food and Drug Administration review of the Brinavess® new drug application filing. Copies of the ATM prospectus supplements (together with the related Base Shelf Prospectuses) may be obtained from Correvio by submitting a request to Correvio Investor Relations at 1441 Creekside Drive, 6th Floor, Vancouver, BC Canada, V6J 4S7 or under the Company's profile on SEDAR at www.SEDAR.com or on EDGAR at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale, of the Company's common shares in any jurisdiction in which an offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension. Correvio is traded on the Nasdaq Capital Market (CORV) and the Toronto Stock Exchange (CORV).

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation ("forward-looking statements") that may not be based on historical fact, including without limitation statements containing the words "may", "continue", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, statements regarding at-the-market offerings, including the Company's intentions with respect to the filing of further prospectus supplements, the intended use of proceeds from the sales of common shares under the ATM Prospectus Supplement, the sufficiency of capital under the Company's operating plan and the timing of the U.S. Food and Drug Administration's determination with respect to the new drug application filing for Brinavess® (vernakalant IV). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/January2019/17/c1937.html

%CIK: 0001036141

For further information: Justin Renz, President and CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com/claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 08:00e 17-JAN-19